Volaris Reports July 2025 Traffic Results:

Load Factor of 85%

Mexico City, Mexico, August 7, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its July 2025 preliminary traffic results.

In July, Volaris’ ASM capacity increased 6.0%, while RPMs for the month remained essentialy flat. Mexican domestic RPMs declined 0.4%, while international RPMs increased 1.0%. Consolidated load factor decreased by 5.0 percentage points year-over-year to 84.9%. During the month, Volaris transported 2.8 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “The third quarter is performing in line with our expectations, and we are on track to meet our quarterly guidance. In July, our domestic network delivered a strong load factor, underscoring steady demand across Mexico. International load factor declined year-over-year, as expected, driven by our tactical focus on prioritizing yields and ancillary revenues. This result also reflects year-over-year ASM restoration, including the recent addition of capacity in July, which will continue maturing throughout the second half of the year in both the U.S. and Central America. The market continues to gradually stabilize, with reduced industry capacity aligned with current passenger demand patterns.”

	Jul 2025	Jul 2024	Variance	YTD Jul 2025	YTD Jul 2024	Variance
RPMs (million, scheduled & charter)
Domestic	1,651	1,657	-0.4%	10,812	10,374	4.2%
International	1,044	1,034	1.0%	6,667	6,451	3.3%
Total	2,695	2,692	0.1%	17,479	16,826	3.9%
ASMs (million, scheduled & charter)
Domestic	1,832	1,819	0.7%	12,226	11,455	6.7%
International	1,345	1,178	14.1%	8,573	7,932	8.1%
Total	3,177	2,997	6.0%	20,799	19,387	7.3%
Load Factor (%, RPMs/ASMs)
Domestic	90.1%	91.1%	(1.0) pp	88.4%	90.6%	(2.1) pp
International	77.7%	87.8%	(10.1) pp	77.8%	81.3%	(3.6) pp
Total	84.9%	89.8%	(5.0) pp	84.0%	86.8%	(2.8) pp
Passengers (thousand, scheduled & charter)
Domestic	2,036	1,979	2.9%	13,119	12,288	6.8%
International	729	705	3.3%	4,594	4,407	4.2%
Total	2,764	2,685	3.0%	17,713	16,695	6.1%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 219 and its fleet from 4 to 151 aircraft. Volaris offers around 500 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.